CHESAPEAKE ENERGY CORPORATION

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

September 14, 2022

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention: Irene Barberena-Meissner

Re:	Chesapeake Energy Corporation
Registration Statement on Form S-4 (File No. 333-266961)

To the address set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) of Chesapeake Energy Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m. Eastern Time on September 16, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kevin M. Richardson, Esq. at (713) 546-7415.

Thank you for your assistance in this matter.

Very truly yours,

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Michael May, Esq.
Michael May, Esq.
Assistant General Counsel - Corporate

cc:	Kevin M. Richardson, Esq., Latham & Watkins LLP